OXFORD RESOURCE PARTNERS, LP
41 South High Street, Suite 3450
Columbus, OH 43215
(614) 643-0321
July 2, 2010
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 4628
Washington, D.C. 20549-4628

Attn:	H. Roger Schwall, Assistant Director Division of Corporation Finance

Re:	Oxford Resource Partners, LP Amendment No. 6 to Registration Statement on Form S-1 File No. 333-165662 Filed July 2, 2010
Ladies and Gentlemen:
     Concurrently with the submission of this letter, Oxford Resource Partners, LP, a Delaware limited partnership (“we” or the “Partnership”), has filed through EDGAR Amendment No. 6 (“Amendment No. 6”) to the Partnership’s Registration Statement on Form S-1, File No. 333-165662 (the “Registration Statement”). We are providing you with this letter to explain in detail the changes that we have made in Amendment No. 6. All references to page numbers and captions correspond to Amendment No. 6, unless otherwise indicated. Please note that we will make conforming changes, and only conforming changes, to our road show slides.
     For your convenience, we have hand delivered six copies of this letter and seven copies of Amendment No. 6, six of which are marked to show all changes made since the filing of Amendment No. 5 (“Amendment No. 5”) to the Registration Statement. The marked versions of the Registration Statement for Amendment No. 5 delivered to you on June 30, 2010 and the marked versions of Amendment No. 6 delivered to you with this letter are accurate and comprehensive, except that the marks do not highlight changes made to graphics.
     In Amendment No. 6 we have made changes relating to the following:
1.	Adjustment to the Offering Price Range. We have adjusted the $19.00 to $21.00 offering price range to a range of $18.00 to $20.00. As a result, the midpoint of the range shifts from $20.00 to $19.00, which impacts all amounts in the Registration Statement that

Securities and Exchange Commission July 2, 2010 Page 2
are calculated using the midpoint of the range. Please see the cover page and pages 8, 14, 21, 38, 46, 47, 48, 49, 77, F-3, F-5 and F-8.

2.	Amendment to Long-Term Coal Sales Contract. On page 59 of Amendment No. 5 we disclosed that our forecasted results for the twelve months ended June 30, 2011 assumed that we would be successful in negotiating a price increase over the forecast period for a long-term coal sales contract with a customer that uses coal we produce at our Muhlenberg County mining complex. In addition, we disclosed on page 59 of Amendment No. 5 that in exchange for the price increase, we were negotiating a long-term coal sales contract with this customer that covers deliveries from 2012 through 2015. We have revised our disclosure on page 59 of Amendment No. 6 to reflect that, since the filing of Amendment No. 5, we have in fact obtained the price increase and that we have in fact extended the term of the existing long-term coal sales contract with this customer through 2015. In addition, we have updated our disclosure in the Registration Statement relating to our long-term coal sales contracts for the amendment to this contract. Please see pages 1, 4, 80, 83, 84, 111, 114, 127 and 128.

3.	Common Units Held by Existing Unitholders. We have updated the number of common units to be held by our existing unitholders after the closing of our offering to more precisely reflect the post split rounding convention set forth in our partnership agreement. We have also updated the number of post split phantom units to be outstanding after the closing of our offering to more precisely reflect this rounding convention. The total number of common units to be outstanding after the closing of our offering did not change. Please see pages 10, 11, 40, 159, 161, 163, 164 and 189. Please note that we updated the number of common units to be held by our existing unitholders after the closing of our offering in the graphic on page 11. However, we are unable to highlight this change in the marked copies of Amendment No. 6.

4.	Comments from FINRA. We have updated the Registration Statement to include disclosure requested by the Financial Industry Regulatory Authority relating to underwriter compensation. Please see pages 14, 46, 47, 211, 212 and II-1.

5.	Use of Proceeds Sensitivity Disclosure. We have updated the use of proceeds sensitivity language on page 47.

6.	Financing Assumption in Forecast Section. We have included disclosure on page 61 to make clear that interest expense in the forecast period includes imputed interest on the non- interest bearing note to be issued by Harrison Resource to CONSOL in connection with the transaction described at “Summary ¯ Recent Developments.”

Securities and Exchange Commission July 2, 2010 Page 3
7.	Exhibits. We have updated the dates in the tax opinion and filed updated consents from our independent accounting firms and reserve engineering firm.
     Please direct any questions or comments regarding the foregoing to the undersigned or to our counsel at Latham & Watkins LLP, William Finnegan at (713) 546-7410, Brett Braden at (713) 546-7412 or Larry Murphy at (713) 546-7470.

Very truly yours, OXFORD RESOURCE PARTNERS, LP
By:	Oxford Resources GP, LLC,
its General Partner

By:	/s/ Jeffrey M. Gutman
Jeffrey M. Gutman
Senior Vice President, Chief Financial Officer and Treasurer

cc:	William N. Finnegan IV, Esq. (By Email)
Latham & Watkins LLP
717 Texas Avenue
Suite 1600
Houston, TX 77002
Bill.Finnegan@lw.com

Brett E. Braden, Esq. (By Email)
Latham & Watkins LLP
717 Texas Avenue
Suite 1600
Houston, TX 77002
Brett.Braden@lw.com

Larry E. Murphy, Esq. (By Email)
Latham & Watkins LLP
717 Texas Avenue
Suite 1600
Houston, TX 77002
Larry.Murphy@lw.com